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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 25)*

M.D.C. Holdings, Inc.
(Name of Issuer)
Common Stock, $.01 Par Value Per Share
(Title of Class of Securities)
552676 10 8
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	552676108	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Larry A. Mizel

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
Not Applicable (a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		5,860,341 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,884,638 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,860,341 shares

WITH:	8	SHARED DISPOSITIVE POWER:

1,884,638 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,744,979 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

17.13%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 552676108	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:
M.D.C. Holdings, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
4350 South Monaco Street, Suite 500
Denver, Colorado 80237

Item 2(a)	Name of Person Filing:
Larry A. Mizel

Item 2(b)	Address of Principal Business Office, or, if None, Residence:
4350 South Monaco Street, Suite 500
Denver, Colorado 80237

Item 2(c)	Citizenship:
United States of America

Item 2(d)	Title of Class of Securities:
common stock, $.01 par value per share

Item 2(e)	CUSIP Number:
552676 10 8

Item 3	Not Applicable.

Item 4(a)	Amount Beneficially Owned:
7,744,979 shares

Item 4(b)	Percent of Class:
17.13% (based upon the number of shares of the Issuer’s Common Stock that were outstanding as of October 31, 2005 as reported in the Issuer’s Form 10-Q filed on November 7, 2005)

Item 4(c)	Number of Shares as to Which Such Person Has:
(i) Sole power to vote or direct the vote — 5,860,341 shares which includes 5,251,202 shares owned directly, 606,287 shares issuable upon the exercise of stock options (exercisable within 60 days of December 31, 2005) granted to the reporting person under the Issuer’s stock option plans and 2,852 shares held in account for the reporting person in the Company’s 401(k) Plan.

CUSIP No. 552676108	SCHEDULE 13G	Page 4 of 5 Pages

(ii) Shared power to vote or direct the vote — 1,884,638 shares
This amount includes 1,357,064 shares owned by the reporting person’s spouse, and 515,009 shares that the reporting person may be deemed to be an indirect beneficial owner of because his spouse owns all of the voting units in CLCD LLC, a limited liability company that owns these shares. Reporting person is a director and president of CVentures, Inc., the administrative manager of CLCD LLC. Also, reporting person is a member in CLCD LLC. Reporting person disclaims beneficial ownership as to 325,939 shares as to which he has no pecuniary interest. This amount also includes 12,565 shares held by Ari Capital Partners, LLLP. Reporting person is the sole limited partner in Ari Capital Partners, LLLP. CVentures, Inc. is the general partner of Ari Capital Partners, LLLP.
(iii) Sole power to dispose or direct the disposition of — 5,860,341 shares, which includes 5,251,202 shares owned directly by the reporting person, 606,287 shares issuable upon the exercise of stock options (exercisable within 60 days of December 31, 2005) granted to the reporting person under the Issuer’s stock option plans and 2,852 shares held in account for the reporting person in the Company’s
401(k) Plan.
(iv) Shared power to dispose or direct the disposition of — 1,884,638 shares, which includes the shares described in response to Item 4(c)(ii) above.

Item 5	Ownership of 5% or Less of a Class:
Not Applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported by the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:
Not Applicable.

CUSIP No. 552676108	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 25, 2006	/s/ Larry A. Mizel
	Reporting Ownership	Larry A. Mizel
As of December 31,
2005